

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2021

B. Ben Baldanza
Chief Executive Officer
Semper Paratus Acquisition Corporation
767 Third Avenue, 38th Floor
New York, New York 10017

> **Re: Semper Paratus Acquisition Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 27, 2021**
> **File No. 333-260113**

Dear Mr. Baldanza:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed October 27, 2021

Risk Factors
Risks Relating to our Securities
"Our warrant agreement will designate the courts of the State of New York or the United States District Court . . . ", page 60

1. We note your response to comment 2, as well as your amended warrant agreement filed as Exhibit 4.4. We note that the carveout to Section 9.3 of your warrant agreement states that "the federal district courts of the United States of America shall . . . be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act . . . ." We also note that your disclosure on pages 60 and 61 of Amendment No. 1 to Registration Statement on Form S-1 filed October 22, 2021 does not discuss this

part of your exclusive forum provision and instead states that "any action, proceeding or claim . . . including under the Securities Act, will be will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York . . . ." Please revise to ensure that the description of the exclusive forum provision in your filing is consistent with the provision in your filed warrant agreement.

You may contact Keira Nakada at 202-551-3659 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Eric Klee